Concordia International Corp. Obtains Final Court Order Approving its Recapitalization Transaction and Announces Leadership Changes
Oakville, Ontario, June 26, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced that in connection with the previously announced recapitalization transaction (the “Recapitalization Transaction”) described in the Company’s management information circular dated May 15, 2018, the Company has obtained a final court order (the “Final Order”) from the Ontario Superior Court of Justice (Commercial List) approving the plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”) pursuant to which the Recapitalization Transaction is being implemented.
As previously announced, the Plan of Arrangement was approved by secured and unsecured debtholders and shareholders of the Company at the debtholders’ and shareholders’ meetings held on June 19, 2018, in Toronto, Canada.
It is expected that the Recapitalization Transaction will be completed on or about July 31, 2018, subject to the satisfaction or waiver of all other conditions to the Plan of Arrangement.
Leadership Changes
Concordia also announced today the following leadership changes, which the Company believes will more effectively support its focus on becoming a leader in European specialty, off-patent medicines, and will create a truly unified executive leadership team:

▪	Graeme Duncan has been named Concordia’s permanent Chief Executive Officer after assuming the role of interim Chief Executive Officer on May 2, 2018.

▪
Adeel Ahmad has been appointed Chief Financial Officer of Concordia. Mr. Ahmad was previously the Chief Financial Officer of Concordia’s International segment. Mr. Ahmad will take on this role immediately and will replace David Price. Mr. Price will continue to support the recapitalization process that he has led, through to conclusion and will leave the organization on July 31, 2018, to pursue other opportunities.

▪	Karl Belk, previously Senior Vice President, Global Pharmaceutical Operations, has been promoted to Chief Operations Officer of Concordia.

▪	Simon Tucker has been promoted to President of Concordia’s International segment and will oversee the management of Concordia’s North America segment and its rest-of-

world territories. The Company's commercial efforts around Photodynamic Therapy with Photofrin® for the treatment of certain types of cancer, will continue to be managed separately. Sanjeeth Pai, who has been President of Concordia North America, will step down from the position on August 31, 2018, to pursue other opportunities.

▪	Paul Burden has been promoted to President of Concordia’s UK and Ireland division. Mr. Burden was previously Managing Director UK and Ireland.

“We are grateful to all of our stakeholders for supporting our recapitalization transaction and we are working diligently to complete the transaction, which will be a major milestone in the Company’s history,” said Graeme Duncan, Chief Executive Officer of Concordia.
Mr. Duncan continued, “On behalf of our Board, we thank all of our employees, including those who are moving on from Concordia, for their unwavering commitment and effort through this process. Looking forward, we are excited about our new leadership structure, which consists of a talented and experienced team that is now well placed to capitalize on the opportunities ahead of us.”
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements relating to the leadership changes discussed herein and the impact they may have in supporting Concordia’s efforts in becoming a leader in European specialty, off-patent medicines, the creation of a unified leadership team, the talent and experience of Concordia’s leadership team, including their ability to assist Concordia in capitalising on opportunities, the opportunities that are ahead for Concordia, the Company’s belief that a realignment of its capital structure pursuant to the Recapitalization Transaction is the best financial path forward and will enable it to deliver on its strategic plans, the implementation of the Recapitalization Transaction and the timing of completion thereof and Concordia becoming a leader in European specialty, off-patent medicines. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”,

“could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the delisting and cessation in trading of the Company’s common shares on Nasdaq, the inability to negotiate with Concordia’s lenders, risks associated with the Recapitalization Transaction including the inability to complete the Recapitalization Transaction or complete the Recapitalization Transaction in a timely or efficient manner, the inability to reach a consensual transaction with holders of the Company’s debt, the Canada Business Corporations Act (“CBCA”) process not providing the protection sought by Concordia, the Final Order not providing the protections or releases sought by Concordia, third parties not complying with the Final Order and taking steps against Concordia and its subsidiaries, the Recapitalization Transaction not being the best financial path forward for the Company, alternatives to the Recapitalization Transaction that may be available to the Company which are better suited for the Company, the inability of the Recapitalization Transaction to position the Company to deliver on its strategic plans, the inability of the new leadership team of Concordia to support Concordia in its efforts to become a leader in European, specialty, off-patent medicines, Concordia’s new leadership team not being a unified team that can execute on opportunities, Concordia’s inability to grow or execute its strategic plans post the completion of the Recapitalization Transaction, the lack of opportunities that may be available to Concordia, the inability to address deferred payments as part of any recapitalization transaction, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia.  Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com